SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. __)*

ZHONGTIAN MOULD TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

None
(CUSIP Number)

Fajin Chen
No. 100, Binyang Rd, Fangjiao New Village
Chen Dai Town, Jinjiang City, Fujian Province, China
86-595-8519-2802
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 11, 2011
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.
___________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Chin Piao LIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,050,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,050,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,050,000 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.23% 2
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 The Reporting Person beneficially owns the shares indicated, which are owned of record by Zhongmo Investment Holdings Corp.
2 Based on 18,200,000 shares of the common stock, par value 0.001 per share upon the completion of the share exchange as reported in the Issuer’s report on Form 8-K dated as of February 11, 2011

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Zhongtian Mould Technologies, Inc. (the “Issuer”), a Cayman Islands corporation.  The principal executive office of the Issuer is located at No. 100, Binyang Rd,Fangjiao New Village, Chen Dai Town, Jinjiang City, Fujian Province, PRC China.

Item 2.     Identity and Background.

This Schedule 13D is filed by Chin Piao Lin, whose business address is Room 1401, 14/F, World Commerce Center, Harbour City, 7-11 Canton Road, Tsimshatsui, Knowloon, Hongkong.  Mr. Lin is the sole stockholder of Zhongmo Investment Holdings Corp., a BVI company (“Zhongmo”), which is a controlling stockholder of Sino-Mould International Company Limited, a HK company (“Sino-Mould”).

During the last five years, Mr. Lin (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Lin is a citizen of Hong Kong.

Item 3.   Source and Amount of Funds or Other Consideration.

The shares of Common Stock which resulted the filing of this Schedule 13D were acquired in the Share Exchange Agreement between Sino-Mould, a holding company whose only asset is 100% of the registered capital of Jinjiang Zhongtian Mould Co. Limited (the “Jinjiang Zhontian”), and Zhongtian Mould Technologies, Inc., which is now the Issuer.

Item 4.    Purpose of Transaction.

The acquisition of securities was undertaken by the Issuer in order to accomplish the acquisition of the business of Sino-Mould.

Our transactions included, without limitation:

▪
The Issuer issued 18,100,000 shares of the common stock, par value $.001 per share (the “Common Stock”) in exchange for all the shares of the capital stock of Sino-Mould (the “Exchange”). Upon the completion of the Exchange, the shareholders of Sino-Mould and their designees shall own approximately 99.45% common stocks of the Company.

▪
The sole officer of the Company before the Exchange, Yoel Neeman, the Company’s President, resigned upon the effectiveness of the Exchange. Mr. ZHUANG Heping was elected as the Chairman of the Board, Mr. CHEN Fajin, as the Chief Executive Officer and Director of the Board, Mr. XIE Weizhi, as the Vice President, and Mr. CHEN Xinfa, as the Vice President and R&D Director.

▪
Mr. Zhuang Heping, Chairman of Zhongtian Mould, was elected to serve on our Board of Directors as Chairman of the Board of the Company. Mr. CHEN Fajin, President and Chief Executive Officer of Zhontian Mould, was elected to serve as a Director of the Board. Mr. Neeman, the sole director prior to the Exchange, remained to be a director of the Company. Mr. Zhuang Heping and Mr. CHEN Fajin will become directors of the Board and Mr. Neeman will resign as a director of the Company ten days after the notice pursuant to Rule 14f-1 is mailed to the shareholders of record.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

Mr. Lin is the beneficial owner of an aggregate of 8,050,000 shares of Common Stock, constituting 44.23% of the Issuer’s outstanding Common Stock as of February 11, 2011.  Mr. Lin has sole power to vote and dispose of these shares.  Mr. Lin has not effected any transactions in the Issuer’s Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On October 12 2010, Mr. Lin entered into a Supplemental Agreement for a Share Transfer Agreement signed on October 10th, 2010 among Heping Zhuang, Fajin Chen, Weizhi Xie and Sino-Mould (the “Share Transfer Agreement”) as an authorized officer of Sino-Mould (the “Supplemental Agreement”). Pursuant to the Supplemental Agreement, after the Issuer’s shares can be listed on a major U.S. stock exchanges, the 8,050,000 shares of Common Stock that Mr. Lin owns through Zhongmo Investment Holdings Corp. should be allocated to Heping Zhuang, Fajin Chen and Weizhi Xie, the original shareholders of Jinjiang Zhongtian who sold their shares of Jinjiang Zhongtian to Sino-Mould through the Share Transfer Agreement, with the proportion of 44%, 35% and 21% respectively.

Except for the arrangements described above, Mr. Lin does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Item No	Description

10.1	The Supplemental Agreement dated October 12, 2010, by and among Heping Zhuang, Fajin Chen, Weizhi Xie and Sino-Mould.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chin Piao LIN

Date: February 21, 2011	/s/ Chin Piao LIN